SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
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             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
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      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from April 1, 1997 through June 30, 1997 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   CSW
 System              Money Pool    Short-Term       Total              SEC
COMPANIES   DATE     BORROWINGS   BORROWINGS (1)  BORROWINGS          LIMIT

 CPL      04/01/97  $134,996,919       -         $134,996,919     $300,000,000
 PSO      04/29/97    79,884,205       -           79,884,205      125,000,000
 SWEPCO   04/23/97    83,002,142       -           83,002,142      150,000,000
 WTU      04/11/97    44,257,600       -           44,257,600       65,000,000
 CSWS     04/10/97    75,792,188       -           75,792,188      110,000,000
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(1)  Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.81%.
      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


            Total         CSW          CSW         Total CSW
          Subsidiary    Loans to    Corporation    Short-Term        SEC
DATE      BORROWINGS   MONEY POOL   BORROWINGS     BORROWINGS        LIMIT
04/01/97 $404,043,000 $404,043,000 $248,342,000  $652,385,000   $1,200,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   July 29, 1997



                       CENTRAL AND SOUTH WEST CORPORATION
                       CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       WEST TEXAS UTILITIES COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.

                       BY: CENTRAL AND SOUTH WEST CORPORATION



                       BY: /S/ LAWRENCE B. CONNORS
                               Lawrence B. Connors
                                   Controller